UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to
SCHEDULE 13D

Under the Securities Exchange Act of 1934

AUGUSTA GOLD CORP.
(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

051276103
(CUSIP Number)

Augusta Investments Inc.
Suite 555, 999 Canada Place
Vancouver, British Columbia V6C 3E1
Canada
(604) 687-1717

Copy to:

Jason K. Brenkert
Dorsey & Whitney LLP
1400 Wewatta Street, Suite 400
Denver, Colorado 80202-5549
(303) 629-3445
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 29, 2022
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 051276103

1	NAMES OF REPORTING PERSONS
Augusta Investments Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
40,905,115 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
40,905,115 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,905,115 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.71%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)    Includes 22,039,388 shares of common stock of the Issuer (the “Shares”) and warrants to purchase 18,865,727 Shares.

(2)   The percentages used herein are calculated based upon 79,204,606 outstanding shares of Augusta Gold Corp. as of September 29, 2022, plus 18,865,727 common shares in aggregate underlying convertible securities which are beneficially owned by Augusta Investments Inc. and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

CUSIP No. 051276103

1	NAMES OF REPORTING PERSONS
Richard Warke

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
41,705,115(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
41,705,115(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
41,705,115(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
NOT APPLICABLE

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.18%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)    Includes 22,039,388 Shares, warrants to purchase 18,865,727 Shares, and options exercisable for 800,000 Shares.

(2)   The percentages used herein are calculated based upon 79,204,606  outstanding shares of Augusta Gold Corp. as of September 29, 2022, plus 19,665,727 common shares in aggregate underlying convertible securities which are beneficially owned by Augusta Investments Inc. and Richard Warke and are included pursuant to Rule 13d-3(d)(1)(i) of the Act.

Explanatory Note:

This Statement constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) on March 12, 2021, as amended by Amendment No. 1 on May 20, 2022 (“Amendment No. 1”) and Amendment No. 2 on September 20, 2022 (“Amendment No. 2”), with respect to the common stock of Augusta Gold Corp. (the “Issuer”), held by Augusta Investments Inc. (“Augusta Investments”) and Richard Warke (“Warke”).

This Schedule 13D supplements, amends and constitutes Amendment No. 5 to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by Augusta Investments on October 28, 2020, as amended by the Amendment No. 1 thereto as filed by Augusta Investments with the Commission on February 5, 2021,  the Original Schedule 13D as filed on March 12, 2021, which acted as Amendment No. 2 thereto, Amendment No. 1 as filed on May 20, 2022, which acted as Amendment No. 3 thereto, and Amendment No. 2 as filed on September 20, 2022, which acted as Amendment No. 4 thereto.

This Amendment No. 3 amends and supplements the Original Schedule 13D as amended by Amendment No.1 and Amendment No. 2 on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D as amended by Amendment No. 1 and Amendment No. 2 remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D as Amended by Amendment No. 1 and Amendment No. 2 is hereby amended by amending Section 4(d) of the Original 13D, entitled – “February 2021 – Option Grant (Warke)”, to read in its entirety as follows:

(d)  February 2021 – Option Grant (Warke)

On February 22, 2021, the Issuer granted Mr. Warke 800,000 options to purchase shares of Common Stock of the Issuer (the "Options").  The Options are exercisable at a price of C$3.00 per share, expire on February 22, 2026 and vest as follows: 1/3 on February 22, 2022; 1/3 on February 22, 2023; and 1/3 on February 22, 2024. The Options were granted pursuant to the Issuer's 2021 Stock Option Plan to Mr. Warke in consideration of his services as a director of the Issuer.

On September 29, 2022, the exercise price of all 800,000 Options was repriced to C$2.00 per share.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D as Amended by Amendment No. 1 and Amendment No. 2 is hereby amended by amending Section 4(d) of the Original 13D, entitled – “February 2021 – Option Grant (Warke)”, to read in its entirety as follows:

(d)  February 2021 – Option Grant (Warke)

Mr. Warke was granted the 800,000 Options under the Issuer’s 2021 Stock Option Plan pursuant to his service as a director of the Issuer.

On September 29, 2022, the exercise price of all 800,000 Options was repriced to C$2.00 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D as amended by Amendment No. 1 and Amendment No. 2 is hereby amended to add the following at the end thereof:

On September 29, 2022, the shareholders of the Issuer approved a one-time repricing of the exercise price of 4,575,000 stock options of the Issuer from C$3.00 to C$2.00 per Common Share, including the exercise price of all 800,000 Options of the Issuer held by Richard Warke.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2022

AUGUSTA INVESTMENTS INC.

By:	/s/ Richard Warke
Name: Richard Warke
Title: President

/s/ Richard Warke
Richard Warke